Exhibit 4.50
Share Purchase Agreement
L’Office des Mines d’Or de Kilo-Moto
and
Randgold Resources Limited
and
AngloGold Ashanti Limited
and
Moto Goldmines Limited
and
Border Energy PTY Limited
and
Kibali (Jersey) Limited
and
Kibali Goldmines SPRL
relating to the holding of OKIMO in Kibali Goldmines SPRL

THIS AGREEMENT is made on 31 October 2009
BETWEEN:
(1)	OFFICE DES MINES D’OR DE KILO-MOTO, a Congolese Public Company, created by the Order-law no. 65-419 of 15 July 1966 and which articles of incorporation are instituted by Law n° 73-028 of 20 July 1973, registered with the New Commercial Registry of the city of BUNIA, under number 022 and with the National Identification under number AO 1094 P, with its registered office at BAMBUMINES, Ituri District, BP 219 and 220 Bunia, Democratic Republic of the Congo being transformed into a stock company with limited liability (“société par actions à responsabilité limitée”) pursuant to the decree n° 09/13 dated 24 April 2009 establishing the list of the public companies transformed into commercial companies, public entities and public services and provisionally governed by the decree n°09/11 dated 24 April 2009 setting forth transitional measures relating to the transformation of public companies, in particular its articles 2 and 3, in application of the law n°08/007 dated 7 July 2008 setting forth general provisions relating to the transformation of public companies, represented by Mr Yvon NSUKA-ZI-KABWIKU, interim Chairman of the board of directors and Mr. Willy BAFOA LIFETA, Chief Executive Officer, (the “Seller” or “OKIMO”);

(2)	RANDGOLD RESOURCES LIMITED, a corporation existing under the laws of Jersey (“Randgold”), represented by Mark Bristow, its Chief Executive Officer, duly authorised;

(3)	ANGLOGOLD ASHANTI LIMITED, a corporation existing under the laws of South Africa (“AngloGold”, whom together with Randgold are the “Principal Shareholders”), represented by Paul Dennison its Vice President, Merger and Acquisitions, duly authorised;

(4)	MOTO GOLDMINES LIMITED, a British Columbia incorporated company the registered office of which is located at 1600-925, West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada (“Moto Goldmines”), represented by Mark Bristow, duly authorised;

(5)	BORDER ENERGY PTY LTD, an Australian incorporated company, the registered office of which is located at 68, Hay Street, Level 1, Subiaco, WA 6008, Australia, (“Border”), represented by Mark Bristow, duly authorised;

(6)	KIBALI (JERSEY) LIMITED a Jersey incorporated company, the registered office of which is located at La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands, (the “Buyer”), represented by Mark Bristow and Hendrik Snyman , duly authorised; and

(7)	KIBALI GOLDMINES SPRL, a Congolese private limited liability company, with its registered office at Kinshasa/Gombe, 124, boulevard du 30 juin, Democratic Republic of the Congo, incorporated by means of a notarial deed dated 21 June 2003 and received by Mr. Jean A. BIFUNU M’FIMI, notary in the City of Kinshasa, registered at the Kinshasa Notarial Records Office on that same date under number 143.945 Folio 1010, volume DXLIX, registered in the New Register of Businesses of the City of Kinshasa under number 01-118-N41193C”), represented by Mark Bristow, duly authorised (“Joint Company” or “KIBALI”).

RECITALS
(A)	KIBALI is a company established for the development of the Moto Gold Project and owned, directly or indirectly, by the Seller, Moto Goldmines and Border.

(B)	The Acquisition (as defined below) was completed on 15 October 2009.

(C)	The Seller is the registered and beneficial owner of (i) the Sale Shares (defined below) and (ii) 1,000,000 Shares of the share capital of KIBALI.

(D)	The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares, in accordance with the terms and subject to the conditions of this agreement.

(E)	The Buyer is jointly owned in equal share by Randgold and AngloGold.

(F)	The parties have calculated the Sale Price (defined below) by reference to the value of the cash offer made to shareholders of Moto Goldmines, adjusted to reflect on the one hand, the fact that the Sale Shares are shares of a subsidiary of Moto Goldmines and on the other hand, a 10 per cent premium added to such amount, resulting in an global amount of USD 113,600,000 as the Sale Price for all the Sale Shares.

(G)	The Parties had agreed the dividends from the Sale Shares could be used in part for the repayment of certain loans from KIBALI and the interest thereon in favour of OKIMO. However the reduction of OKIMO’s stake in KIBALI is likely to lead to a reduction of its capacity to repay these loans. Therefore, part of the proceeds from the sale of the Sale Shares shall be used by OKIMO to fund repayment of said loans at Completion and another portion will be allocated by OKIMO to fund the outstanding obligations of OKIMO to its employees and former employees as set out in the audit and the final report prepared by Cabinet CMA dated 14 September 2009

(H)	The Parties have also agreed that appropriate amendments be made to the Original JV Contract to establish the reduction of the holding of OKIMO in KIBALI. These amendments are thus incorporated in the Restated JV Contract.
THE PARTIES AGREE THE FOLLOWING:
1.	INTERPRETATION

1.1	In this agreement, the following words and expressions have the following meanings, unless the context otherwise requires. Moreover, every word and expression beginning with a capital letter and used in this agreement and not defined shall have the meaning that is given to them in the Restated JV Contract:

“Accord” means the declaration of Government relative to the development of the Moto Gold Project, addressed to Moto Goldmines Ltd., Randgold, AngloGold and KIBALI in the form attached to this agreement as set out in Appendix 6 Part A, or in a form otherwise acceptable to the Buyer;

“Acquisition” means the acquisition of all of the issued and outstanding shares of Moto Goldmines by Bidco;

“Agreed Press Release” means the press release that shall outline the transaction considered in this agreement, which content and issuing date the parties hereto shall agree upon by mutual agreement;

“AngloGold SARB Approval” has the meaning set out in clause 3.1(b) to this agreement;

“Balancing Retirement Amount” means the amount of ten million eight hundred and thirty-five thousand four hundred and fifty nine American dollars fifty eight cents ( USD10,835,459.58) set out in the final report presented by Cabinet CMA dated 14 September 2009 as being due to OKIMO employees less the Retirement Amount Financed by KIBALI (USD 2,800,000)which shall be funded as described in clause 6.3 (e) , being a net amount of eight million and thirty fifty thousand four hundred and fifty nine American dollars fifty eight cents ( USD 8,035,459.58);

“Bidco” means, 0858605 B.C. Ltd, a company of the province of British Columbia (Canada), which at the date hereof is an indirect wholly-owned subsidiary of the Buyer, which is in turn owned indirectly, 50 per cent by Randgold and, indirectly, 50 per cent by AngloGold;

“Business Day” means a day other than a Saturday, Sunday or public holiday in the DRC;

“Completion” means completion of the sale and purchase of the Sale Shares as described in clause 6 hereof;

“Debt” means all amounts characterised as debt including loans or indebtedness owed to Moto Goldmines, Border and/or KIBALI from OKIMO together with interest accrued thereon at Completion, which are governed by the OKIMO Financing Agreement. A description of the debts is provided in Appendix 3. For the avoidance of doubt, the word “Debt” shall not include the Retirement Amount Financed by KIBALI (except as provided in clause 6.4 (h) where the amounts of the Retirement Amount Financed by Kibali will be considered as part of the Debt), which shall be paid and reimbursed in accordance with the mechanism provided for hereto, nor the Transferred Debt which was removed from the accounting books of OKIMO;

“Debt Adjustment” has the meaning given to it in clause 6.3;

“DRC” means the Democratic Republic of the Congo;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect and the terms “Encumber” and “encumber” shall be construed accordingly;

“Exploitation Permits” means the exploitation permits delivered in the name of KIBALI that are identified in Appendix 2 to the Restated JV Contract

“Government Protocol” means a protocol to be entered into between the Government of the DRC and Moto Goldmines in the form attached to this agreement as set out in Appendix 6 Part B, or in a form otherwise acceptable to the Buyer detailing the obligations of these two parties in respect of the renewal of the Exploitation Permits;

“KIBALI Resolution” means a resolution of the Shareholders of KIBALI approving the sale and purchase contemplated herein, the appointment of new directors as contemplated in the Restated JV Contract and the adoption of the Restated Articles, conditional only on the conditions precedent of article 3 of this agreement being lifted;

“Retirement Amount Financed by KIBALI” means the amount of two million eight hundred thousand American dollars (USD 2,800,000) being due to OKIMO employees which shall be paid in the manner envisaged by clause 6.4 (g), funded by KIBALI in accordance with the terms of the Original JV Contract;

“Listing Rules” means the listing rules made by the Financial Services Authority in the United Kingdom under Part VI of the Financial Services and Markets Act 2000 (as amended from time to time);

“Long Stop Date” means 31 January 2010 or such other date as the Buyer and Seller shall jointly agree;

“Losses” means all losses, costs, liabilities (including any liability to tax) and expenses (including reasonable legal and other professional fees and expenses);

“Moto Gold Project” has the meaning set out in the Original JV Contract;

“Original JV Contract” means the contract of association regarding the incorporation of the Joint Company for the development of the Moto Gold Project executed by the Seller, Moto Goldmines, Border and KIBALI on 10 March 2009;

“Randgold Shareholders Approval” has the meaning set out in clause 3.1(a) to this agreement;

“Reasonable Endeavours” means all reasonable steps which a prudent and determined party (subject to that party’s commercial circumstances) acting in its own interest and anxious to obtain the specified outcome would have taken;

“Restated Articles” means the restated articles of association in respect of KIBALI to be adopted by KIBALI pursuant to the Restated JV Contract,;

“Restated JV Contract” means the restated contract of association to be executed by the Seller, Moto Goldmines, Border, the Buyer and KIBALI in the form attached at Appendix 1;

“Revised ATF” means the revised financial and technical assistance contract entered into between OKIMO and KIBALI dated 3 July 2008 and as amended by its amendment on 30 September 2008 and also by the provisions of the Restated JV Contract;

1.2	“Sale Price” is One hundred and thirteen million six hundred thousand American dollars (USD 113,600,000)., payable upon Completion as provided in clause 6;

“Sale Shares” means 2,000,000 Shares in the share capital of KIBALI land all rights and benefits which are attached to those Shares;

“Shares” means the shares issued in the share capital of KIBALI;

“Social Fund Amount ” means the amount of eight million American dollars (USD 8,000,000) coming out of the Sale Price to be used for social purposes which will be treated in the manner provided in clause 6.4(i); and

“Transferred Debt” has the meaning set out in the Restated JV Contract.

1.3	In this agreement unless otherwise specified, reference to:
(a)	a party means a party to this agreement and includes its permitted assignees and/or the successors;

(b)	a statute or statutory instrument or accounting standard or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted;

(c)	recitals, clauses, paragraphs or schedules are to recitals, clauses and paragraphs of and schedules to this agreement. The recitals and schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the recitals and the schedules;

(d)	writing shall include typewriting, printing, lithography, photography and other modes of representing words in a legible form;

(e)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(f)	$ and “USD” shall designate the currency that is legal tender in the United States of America.
1.4	The index to and the headings in this agreement are for information only and are to be ignored in construing the same.

1.5	A person is deemed to “control” another person when it owns more than 50% of its issued share capital or when it has, directly or indirectly, the power to direct the affairs or management of such person, whether through the ownership of voting securities, by contract or otherwise.

2.	SALE AND PURCHASE

2.1	Upon the terms and subject to the conditions of this agreement and in reliance on the representations and warranties contained herein, the Seller as legal and beneficial owner shall sell and the Buyer shall purchase the Sale Shares with effect from Completion.

2.2	The Buyer shall not be obliged to complete a purchase of any of the Sale Shares unless the Seller completes the sale of all of the Sale Shares simultaneously. The Seller shall not be obliged to complete the sale of any of the Sale Shares unless the Buyer completes the purchase of all of the Sale Shares simultaneously.

2.3	The Sale Shares shall be transferred together with all rights thereto. Once the Sale Shares have been transferred to the Buyer, the Seller’s non dilution rights under the Restated JV Contract shall only apply to the 10% shareholding in KIBALI which it retains.

3.	CONDITIONS

3.1	The Buyer’s obligation to purchase the Sale Shares at Completion may only occur after the satisfaction or waiver of the following conditions:
(a)	a resolution to approve the purchase by the Buyer of the Sale Shares being duly passed at a general meeting of the shareholders of Randgold so as to fully satisfy the Listing Rules, laws and regulations to which Randgold is subject (if required) (the “Randgold Shareholders Approval”);

(b)	approval by the South African Reserve Bank for AngloGold to enter into this agreement and the purchase by the Buyer of the Sale Shares (the “AngloGold SARB Approval”);

(c)	a resolution to approve (a) the sale by the Seller of the Sale Shares, (b) the signature of the Restated JV Contract, (c) the adoption of the Restated Articles and (d) voting in favour of the KIBALI Resolution being duly passed by the Board of Directors of OKIMO and ratified by the General Meeting of the OKIMO in accordance with applicable laws and the by-laws of the Seller (the “OKIMO Corporate Approval”) and delivered to the Buyer within 10 Business Days of the date hereof;

(d)	the signature and delivery, by the Government to the Buyer and the Principal Shareholders, of duly executed copies of the Accord and Government Protocol; all such documents to be delivered within 10 Business Days of the date hereof

(e)	the transmission to the Buyer and the Principal Shareholders of a notification letter from the Government regarding the meeting of Cabinet at which note was taken of the transaction, its terms and the revised arrangements with OKIMO and it was confirmed (i) that it was being effected in accordance with the law; (ii) that the Sale Price is at a premium to that implied by the cash offer for shares of Moto Goldmines and (iii) that the DRC Government had benefited from independent financial advice from BNP Paribas in relation to the transaction ;this letter to be delivered within 10 Business Days of the date hereof;

(f)	the passing of the KIBALI Resolution in the form attached as set out in Appendix 4 within 10 Business Days of the date hereof;

(g)	the signature and delivery of a duly executed copy of Restated JV Contract by OKIMO to the Buyer and the Principal Shareholders;

(h)	the renewal of those Exploitation Permits expiring in 2014 pursuant to the Government Protocol; it being understood that the Buyer shall be entirely responsible for and take charge of all the measures, steps, costs and expenses in relation to the application for renewal; and

(i)	the fact that representations and warranties of the Seller described in clause 7.1 are authentic and accurate at Completion.
The Parties agree that the conditions set forth in clauses 3.1(a) to (i) above are for the sole benefit of the Buyer, who may agree to waive such conditions in its sole discretion. The Buyer shall promptly notify the parties hereto in the event it elects to waive any of the above conditions.

3.2	The Seller’s obligation to sell the Sale Shares at Completion will be subject to the satisfaction or waiver of the following conditions:
(a)	the passing of the OKIMO Corporate Approval within 10 Business Days of the date hereof ;

(b)	the passing of the KIBALI Resolution within 10 Business Days of the date hereof;

(c)	the signature and delivery of a duly executed copy of Restated JV Contract by the Buyer, Border and Moto Goldmines to the Seller;

(d)	the fact that representations and warranties of the Buyer described in clause 7.3 are authentic and accurate at the date of Completion.
The Parties agree that the conditions described above in clauses 3.2 (a) to (d) are for the benefit of the Seller, which has the possibility to agree to waive these conditions at its own discretion. The Seller shall swiftly notify the parties hereto in case that it would opt to waive any of the conditions above.

3.3	If the conditions specified in clauses 3.1 and 3.2 have not all been satisfied (or waived as appropriate) by the date indicated in each condition (unless there has been an agreement between the Buyer and the Seller for an extension of such date) or where a date is not indicated before 5.30 p.m. London time on the Long Stop Date, this agreement shall lapse and none of the parties to this agreement shall have any claim against the other parties under this agreement except in relation to any breach hereof occurring before that time and date.

3.4	Subject to the Randgold board’s fiduciary duties, Randgold shall use its Reasonable Endeavours prior to the Long Stop Date so that the condition provided for in clause 3.1(a) above is satisfied at or before 5:30 pm, London Time on the Long Stop Date (including the posting of a class 1 circular to shareholders of Randgold with a recommendation from the board of Randgold to vote in favour of the purchase of the Sale Shares contemplated herein) and Randgold shall notify the parties hereto of the satisfaction of such condition in writing.

3.5	Subject to the AngloGold board’s fiduciary duties, AngloGold shall use its Reasonable Endeavours prior to the Long Stop Date to procure that the above condition in clause 3.1(b) which AngloGold is responsible to obtain is satisfied at or before 5:30 pm, London Time on the Long Stop Date and AngloGold shall notify the parties hereto of the satisfaction of such condition in writing.

3.6	Subject to the OKIMO board’s fiduciary duties, OKIMO shall use its Reasonable Endeavours to procure that the above conditions in clause 3.1(c) which OKIMO is responsible to obtain is satisfied within 10 Business Days of the date hereof and OKIMO shall notify the parties hereto of the satisfaction of said condition in writing. It is understood that OKIMO will not assume any responsibility if the OKIMO board does not adopt the resolution.

3.7	Each of Randgold, AngloGold and OKIMO confirms that, at the date hereof, they are not aware of any matter that would cause them to not comply with their obligations set out in clauses 3.4, 3.5 or 3.6 respectively.

3.8	For the sake of clarity, the Restated JV Contract shall not enter into force prior to the date of Completion, the parties continuing to be governed by the Original Contract of Association until such date.

4.	DOCUMENTS

At the date hereof, Moto Goldmines and Border will duly deliver to the Buyer and OKIMO a waiver to any right originating from the Original JV Contract, and more specifically, the pre-emption right provided for under Article 19 of the Original JV Contract in respect of transactions considered in this agreement, in the form set out in Appendix 2 to this agreement.

5.	SALE PRICE

5.1	The Sale Price shall be the sum of One hundred and thirteen million six hundred thousand American dollars (USD 113,600,000).

5.2	The Sale Price shall be paid by the Buyer in immediately available cash funds at Completion and shall be paid as provided in clause 6.3.

6.	COMPLETION

6.1	Completion of the sale and purchase of the Sale Shares shall occur on the date that is the fifth Business Day following the later of all of the conditions described in clauses 3.1 (a) to (h) and 3.2 (a)-(c) having being either satisfied and/or waived by the Buyer or the Seller if necessary, subject to the conditions described in clauses 3.1 (i) and 3.2 (d) having also been satisfied and/or waived by the Buyer or the Seller, if necessary.

6.2	Completion shall take place in Kinshasa at a place to be agreed.

6.3	On the third Business Day prior to Completion, KIBALI shall provide the parties with a final certification of the Debt and the parties to whom any Debt is owed. The total of this amount (the “Debt Adjustment”) shall be deducted from the Sale Price in accordance with clause 6.4 below.

6.4	At Completion:
(a)	the Seller shall deliver to the Buyer the transfer order in respect of the Sale Shares in the form described in Part B of Appendix 5 duly completed and executed in favour of the Buyer together with any certificate(s) for the Sale Shares ;

(b)	the Seller shall deliver to the Buyer the letter in the form described in Part A of Appendix 5 duly executed by the Seller, giving power to update the register of shareholders of KIBALI following the transfer of the Sale Shares ( the “KIBALI Transfer Letter”);

(c)	the Buyer shall pay to the Seller the Sale Price less an amount equal to the sum of (i) the Debt Adjustment; (ii) the Balancing Retirement Amount; (iii) the Retirement Amount Financed by KIBALI and the (iv) the Social Fund Amount. The Sale Price less the applicable deductions shall be paid in cash via international bank transfer to the account the details of which will be specified by the Seller to the Buyer at least fifteen (15) Business Days prior to the date of Completion. Receipt of the funds corresponding to the payments referred to under this clause 6.4 (c) and clauses 6.4 (e), (f), (g) and (i)shall be proper discharge by the Buyer of its obligation to pay the Sale Price. For the avoidance of doubt, no transfer of title in the Sale Shares shall occur (i.e. beneficial ownership shall not transfer and the transfer of the Sale Shares shall not be registered in KIBALI’s share register), unless and until such payments shall have been made by the Buyer and received by the addressees in the manner described in this clause 6.4 (c), and clauses 6.4 (e), (f), (g) and (i);

(d)	the Buyer shall deliver to the Seller the KIBALI Transfer Letter duly countersigned;

(e)	the Buyer shall make immediate payments of the amount represented by the Debt Adjustment to the persons set out in the final certification of the Debt referred to in clause 6.3 such that the amount of Debt shall be entirely repaid in full;

(f)	the Buyer shall pay the Balancing Retirement Amount in cash via an international bank transfer to a bank account notified to the Buyer by the Seller within the time set out in clause 6.4 (c) . Following the reception of this amount, the Seller shall as soon as reasonably practicable make payment of the Balancing Retirement Amount to such employees or former employees of the Seller as have been recognised as having amounts due to them. The Seller undertakes to use the monies in the account referred above solely for the purposes of discharging its obligations to make the payments as set out in the final report of the Cabinet CMA. In the event that some amounts remain available, further to the payment of all employees or former employees set out by the report of the Cabinet CMA, they shall be accounted to the Seller;

(g)	the Buyer shall pay the Retirement Amount Financed by KIBALI in cash via an international bank transfer to a bank account notified to the Buyer by KIBALI, such account to be in the name of KIBALI. As soon as it shall be satisfied with regard to the modalities of payments in respect of the Retirement Amount Financed by KIBALI and the provisions to ensure that the Seller’s employees acknowledge receipt of the amounts that are due to them, KIBALI shall as soon as practicable make payment of the Retirement Amount Financed by KIBALI to the Seller to enable it to make payment to such employees or former employees of the Seller who have been recognised amounts due to them. The Seller undertakes to use the monies referred to above solely for the purposes of discharging its obligations to make the payments as set out in the final report of the Cabinet CMA, but not exceeding the Retirement Amount Financed by KIBALI. The parties agree that when KIBALI has made such payments, it will have discharged its obligations as set out in Clause 16.10 of the Original JV Contract in full. Likewise, the Seller shall be considered as having made full repayment of such amount and shall not be bound by any obligation in this respect;
(h)	Notwithstanding clause 6.4 (g) the Buyer, the Seller and KIBALI may agree that some of all of the amount of Retirement Amount Financed by KIBALI be advanced to the Seller before Completion in order to allow the Seller to observe its obligations towards its employees and former employees. To the extent that the Retirement Amount Financed by KIBALI is advanced prior to Completion then the amount so advanced will be considered as an Adjusted Debt and will be settled in the manner provided in clause 6.4 (e). The balance, if any, will be governed by clause 6.4 (g). KIBALI will be discharged from its obligations as set out in Clause 16.10 of the Original JV Contract to the extent of all amounts advanced under the terms of this clause 6.4 (h).

(i)	The Buyer shall pay the Social Fund Amount in cash via an international bank transfer to a bank account notified to the Buyer by the Seller on the same basis as set out in clause 6.4 (c). This account shall be a separate bank account in the name of OKIMO and the monies placed in it used solely for the purposes set out below. The Seller undertakes to the Buyer to use the Social Fund Amount for the purposes of building roads. an airfield, hospitals and other social and infrastructure works in the Doko region in the vicinity of the Moto Gold Project . OKIMO shall provide quarterly reports to KIBALI and the Buyer concerning the use of the funds and the projects developed.
6.5	In respect of all the accounts into which the Sale Price is to be paid, OKIMO shall provide the Buyer with details of such accounts as soon as possible and in any event no less than 30 days prior to the expected date of Completion, together with a letter from the Minister of Mines and the Minister of Portfolio approving such accounts. OKIMO shall provide all necessary information to enable the Buyer to verify the accounts in accordance with international best practice. It is understood that the Buyer shall be under no obligation to complete the transaction until this process has been completed. .

6.6	If the formalities and conditions provided for in this clause 6 are not complied with on Completion, the party for whose benefit the unrealised condition was provided may:
(a)	defer Completion to a date not later than 28 days after the initially contemplated date of Completion (in order that the formalities and conditions of this clause 6 may be filled on or before the postponed date of Completion);

(b)	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

(c)	terminate this agreement without prejudice to the rights and liabilities which accrued prior to termination which shall continue to subsist, by means of a notice in writing served on the Seller or, as the case may be, the Buyer.

7.	REPRESENTATIONS AND WARRANTIES

7.1	The Seller warrants and represents to the Buyer and the Principal Shareholders at the date hereof and at the date of Completion that:
(a)	save as set out in the Original JV Contract , the Restated JV Contract, and all other documents which appear in Appendix 3, OKIMO is not party, to any arrangements which bind it to KIBALI, Border or Moto Goldmines or vice versa .Subject to confirmation by the Board of Directors of KIBALI as well as to the certification of the Adjusted Debt by KIBALI in the manner provided for in clause 6.3 no amount is currently owing by Okimo on the one hand in favour of KIBALI, Border and Moto Goldmines on the other hand save for the Debts described in Appendix 3;
(b)	it is the legal and beneficial owner of the Sale Shares and will remain as such until Completion and, subject to clause 3.1(c), will have full power and authority to enter into the sale of the Sale Shares upon the terms and conditions of this agreement;

(c)	as described in the Original JV Contract, and based on the representations and undertakings given by Moto Goldmines and Border in the Original JV Contract, OKIMO owns 3,000,000 Shares among a total of 10,000,000 Shares in the share capital of KIBALI, and the Sale Shares represent two thirds of the shares owned by OKIMO;

(d)	it has granted no Encumbrance on or over or affecting the Sale Shares, nor is there any commitment to give or create any such Encumbrance, and it does not know about any person having claimed to be entitled to any Encumbrance, save for the pre-emption rights provided for under article 19 of the Original JV Agreement, to which a renunciation shall be provided in the form under Appendix 2 attached hereto;

(e)	subject to clause 3.1(c), it has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document referred to herein and to be executed by it at or before Completion;

(f)	its obligations under this agreement and each document to be executed at or before Completion are or will be enforceable in accordance with their terms, when the relevant document is executed;

(g)	it is an entity duly organised, validly existing and in good standing under the law of the jurisdiction of its incorporation and has been in continuous existence since incorporation; and

(h)	in respect of it:
(i)	no order has been made, petition presented or resolution passed for the winding up, dissolution, liquidation or for the appointment of a liquidator to it and no proposal has been made or resolution adopted for a statutory merger or division, or a similar arrangement under the laws of any applicable jurisdiction;

(ii)	it has not been or is not in administration and no step has been taken by any person to place it into administration and it has not been declared bankrupt or granted a temporary or definitive moratorium of payments or made subject to any insolvency or reorganisation proceedings, nor has any third party applied for a declaration of bankruptcy or any such similar arrangement under the law of any applicable jurisdiction;

(iii)	no liquidator or receiver or similar officer or person under any applicable law, has been appointed of the whole or part of its business or its assets;

(iv)	no arrangement with its creditors has been proposed or approved in respect of it;

(v)	no compromise or arrangement with its creditors has been proposed, agreed to or sanctioned in respect of it;

(vi)	it is not involved in negotiations and has not entered into any compromise or arrangement with any of the creditors or any class of their respective creditors generally or taken any other step with a view to the readjustment or rescheduling of all or part of its debts;

(vii)	it has not stopped paying its debts as they fall due; and

(viii)	there is no unsatisfied judgment or court order outstanding against it that is likely to result in one of the situations listed in (i) to (vii) above occurring, and references to any such proceeding or statute shall be deemed to include any similar or analogous proceeding in any other jurisdiction.
7.2	The Seller undertakes to indemnify the Buyer against all Losses which the Buyer will have suffered, sustained, incurred or paid and directly arising from an inaccuracy or mistake in representations and warranties contained in clause 7.1, except any indemnification related to a claim under USD 100.000, it being agreed that the indemnification obligations under this clause 7.2 shall not exceed the Sale Price.

7.3	The Buyer warrants and represents to the Seller at the date hereof and at the date of Completion that subject to clauses 3.1(a) and 3.1(b), it has and will have full power and authority to purchase the Sale Shares upon the terms and conditions of this agreement;

7.4	Each of the Buyer, Randgold and Anglogold warrants and represents to the Seller at the date hereof and at the date of Completion that
(a)	subject to clauses 3.1(a) and 3.1(b), it has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions required to empower it to enter into and to perform its obligations under this agreement and each document to be executed by it at or before Completion;

(b)	its obligations under this agreement and each document to be executed at or before Completion are or, when the relevant document is executed, will be enforceable in accordance with their terms;

(c)	it is a company or entity (as the case may be) duly organised, validly existing and in good standing under the law of the jurisdiction of its incorporation and has been in continuous existence since incorporation ;

(d)	in respect of it:
(i)	no order has been made, petition presented or resolution passed for the winding up, dissolution, liquidation or for the appointment of a liquidator to it and no proposal has been made or resolution adopted for a statutory merger or division, or a similar arrangement under the laws of any applicable jurisdiction;

(ii)	it has not been or is not in administration and no step has been taken by any person to place it into administration and it has not been declared bankrupt or granted a temporary or definitive moratorium of payments or made subject to any insolvency or reorganisation proceedings, nor has any third party applied for a declaration of bankruptcy or any such similar arrangement under the law of any applicable jurisdiction;

(iii)	no liquidator or receiver or similar officer or person under any applicable law, has been appointed of the whole or part of its business or its assets;

(iv)	no arrangement with its creditors has been proposed or approved in respect of it;

(v)	no compromise or arrangement with its creditors has been proposed, agreed to or sanctioned in respect of it;

(vi)	it is not involved in negotiations and has not entered into any compromise or arrangement with any of the creditors or any class of their respective creditors generally or taken any other step with a view to the readjustment or rescheduling of all or part of its debts;

(vii)	it has not stopped paying its debts as they fall due; and

(viii)	there is no unsatisfied judgment or court order outstanding against it that is likely to result in one of the situations listed in (i) to (vii) above occurring, and references to any such proceeding or statute shall be deemed to include any similar or analogous proceeding in any other jurisdiction

7.5	The Buyer undertakes to indemnify the Seller against all Losses which the Seller will have suffered, sustained, incurred or paid and directly arising from the inaccuracy or mistake in representations and warranties contained in clauses 7.3 and 7.4, except any indemnification related to a claim under USD 100.000; it being agreed that the indemnification obligations under this clause 7.5 shall not exceed the Sale Price .

8.	UNDERTAKINGS

8.1	Until the earlier of the following dates: (a) the Completion and (b) the Long Stop Date, unless this agreement ends beforehand pursuant to the terms and conditions of clause 11, the Seller shall not without the prior written consent of the Buyer and the Principal Shareholders:
(a)	sell, transfer or otherwise dispose of or mortgage, charge, pledge or otherwise encumber the Sale Shares (or any interest in any of them); or

(b)	frustrate any provision of the Original JV Contract, the Restated JV Contract, and any other document appearing in Appendix 3; or

(c)	take any action which would result in any breach of clause 7.1.
8.2	Until the earlier of the following dates: (a) the Completion and (b) the Long Stop Date, unless this agreement ends beforehand pursuant to the terms and conditions of clause 11, the Buyer and the Principal Shareholders shall not without the prior written consent of the Seller:
(a)	frustrate any provision of the Original JV Contract, the Restated JV Contract, and any other document appearing in Appendix 3; or

(b)	take any action which would result in any breach of clauses 7.3 or 7.4.
9.	COSTS

9.1	The parties agree that the registration and stamp duties payable in connection with the transfer of Sale Shares, shall be borne by the Buyer.

9.2	Other than as set out in clause 9.1, each of the parties shall bear its own expenses, financial costs, charges and other costs and fees in relation to the negotiation, preparation and implementation of this agreement and any other agreement incidental to or referred to in this agreement. These fees and charges are personal to each party and shall in no event be borne by KIBALI.
10.	CONFIDENTIALITY AND ANNOUNCEMENTS

10.1	No party shall disclose (and each party shall keep confidential) this agreement, the making of this agreement or its terms or any other agreement referred to in this agreement (except those matters set out in the Agreed Press Release to be released, or the Canadian regulatory filings to be made, in accordance with the provisions of clause 10.3) and each party shall procure that each of its related persons and its professional advisers shall not make any such disclosure without the prior consent of the other parties unless disclosure is:
(a)	destined to its professional advisers or financiers; or

(b)	required by law or the rules or standards of the London Stock Exchange or the UK Listing Authority, the Johannesburg Stock Exchange, the New York Stock Exchange, the US Securities Exchange Commission, NASDAQ or the rules and requirements of any other regulatory body or stock exchange; or

(c)	already made in public by a party other than the party which considers disclosing information.
10.2	The restrictions contained in clause 10.1 shall apply without limit of time and whether or not this agreement is terminated.

10.3	The parties agree to prepare together the wording of the Agreed Press Release which may be released at any time following the date hereof.

11.	TERMINATION

11.1	The parties may at any time terminate this agreement by agreement in writing signed by all the parties.

11.2	If any party is in default of any material obligation under this agreement, any other party may send a formal notice to the defaulting party to advise it of the default.

11.3	In the case where the defaulting party has not remedied to its default within twenty (20) days of the reception of said formal notice, any other party may terminate this Contract subject to a five (5) days written notice.

12.	ASSIGNMENT

12.1	This agreement is personal to the parties and accordingly, subject to clause 12.2, no party without the prior written consent of the other parties shall assign, transfer or charge its rights and obligations arising under this agreement and the agreements referred to herein, in whole or in part.

12.2	Notwithstanding the foregoing, the Buyer may (without the consent of the Seller) assign to any direct or indirect subsidiary undertaking of either Randgold or AngloGold or any subsidiary directly or indirectly owned or controlled jointly by Randgold and AngloGold its rights and obligations arising under this agreement and the agreements referred to herein, in whole or in part, provided that terms and conditions of the warranty set out in clause 13 remain unchanged by such an assignment.

12.3	Notwithstanding the provisions of clause 10, the Buyer may disclose to a proposed purchaser of the Buyer or of its business or any part thereof or provider of finance (whether equity or debt) or any professional adviser, information in its possession relating to the provisions of this agreement, the negotiations relating to this agreement and the agreements referred to herein, the subject matter of this agreement and the agreements referred to herein and the identity of the other parties which the Buyer may reasonably be required to disclose for the purposes of the proposed assignment, purchase or financing and provided the person to which such information is disclosed has undertaken in writing to keep it strictly confidential in accordance with clause 10.
13.	GUARANTEE

13.1	Each of the Principal Shareholders, acting severally, irrevocably and unconditionally guarantees to the Seller as principal obligor (a) the due and punctual payment by the Buyer of half of the Sale Price and (b) the performance by the Buyer of its obligations and undertaking as provided for under this agreement (“the Guarantee”).

13.2	The Guarantee is a security measure which shall remain in full force and effect until Completion. The Guarantee is to be in addition, and without prejudice to, and shall not be assimilated to any other right, remedy, guarantee, indemnity or security which the Seller may now or hereafter hold in respect of all or any of the obligations, representations, warranties and undertakings of the Buyer under this agreement.

13.3	The liability of the Principal Shareholders under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or situation which, but for this provision, could have released or otherwise exonerated the Principal Shareholders from their obligations hereunder including, without limitation:
(a)	any amendment, variation or modification to, or replacement of this agreement;

(b)	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against the Buyer or any other person;

(c)	any time or indulgence or waiver given to, or composition made with, the Buyer or any other person; or

(d)	the fact that the Buyer becomes insolvent, goes into receivership or liquidation or has an administrator appointed, or is subject to any similar process.
13.4	The Guarantee shall continue in full force and effect notwithstanding:
(a)	that any purported obligation of the Buyer or any other person in favour of Seller (or any guarantee therefore) becomes wholly or partly void, invalid or unenforceable for any reason whether or not known to the Seller or the Government; or

(b)	any incapacity or any change in the constitution of, or any amalgamation or reconstruction of the Buyer or any other matter whatsoever.
13.5	The Guarantee shall constitute the primary obligations of the Principal Shareholders and the Seller shall not be obliged to make any demand on the Buyer or any other person before enforcing its rights against the Principal Shareholders under the Guarantee.

13.6	No delay or omission of the Seller in exercising any right, power or privilege under the Guarantee shall impair such right, power or privilege or be construed as a waiver of such right, power or privilege nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right.

14.	ENTIRE AGREEMENT

Save in the case of fraud or fraudulent concealment, each party acknowledges that:

(a)	this agreement together with any other documents referred to in it constitutes the entire and only agreement between the parties relating to the subject matter of this agreement; and

(b)	it has not been induced to enter this agreement in reliance on, nor has it been given, any representation or other statement of any nature whatsoever other than those set out in this agreement.
15.	WAIVER/AMENDMENT
15.1	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the party benefiting from it.

15.2	No failure or delay by a party to exercise its rights under this agreement shall operate as a waiver thereof and no single or partial exercise of any such right shall prevent any other or further exercise of that right in the future or in its fullness.

15.3	No variation to this agreement shall be effective unless made in writing and signed by all the parties.

16.	FURTHER ASSURANCE

At all times after the date of this agreement, the parties shall at their own expense execute all such documents and do such deeds and formalities as may reasonably be required for the purpose of giving full effect to this agreement.

17.	NOTICES

17.1	Except as specifically otherwise provided in this agreement, any notice, demand or other communication served under this agreement may be served upon any party only by posting by first class post, air mail or delivering the same or sending the same by facsimile transmission or e-mail to be served at its address below, or facsimile number or e-mail address given below, or at such other address or number as it may from time to time notify in writing to the other party.

In the case of OKIMO, to:
Office des Mines D’or de Kilo-Moto
15, avenue des Sénégalais
Kinshasa/Gombe
B.P. 8498
Kinshasa 1
DRC
e-mail: kilomoto_okimo@yahoo.fr
For the attention of the Chief Executive Officer
In the case of Randgold, to:
Randgold Resources Limited
La Motte Chambers
La Motte Street
St Helier
Jersey
JE1 1BJ
Channel Islands

Fax number:+44 1534 735 444
Email:dhaddon@randgoldresources.com
For the attention of David Haddon
In the case of AngloGold, to:
AngloGold Ashanti Limited
76 Jeppe Street
Newtown
Johannesburg, 2001
South Africa
Fax number: +27 11 637 6677
Email:companysecretary@anglogoldashanti.com
For the attention of the Company Secretary
In the case of Moto Goldmines, to:
Moto Goldmines Limited
La Motte Chambers
La Motte Street
St Helier
Jersey
JE1 1BJ
Channel Islands
Fax number:+44 1534 735 444
Email:dhaddon@randgoldresources.com
For the attention of David Haddon
In the case of Border, to:
Border Energy PTY Limited
La Motte Chambers
La Motte Street
St Helier
Jersey
JE1 1BJ
Channel Islands
Fax number:+44 1534 735 444
Email:dhaddon@randgoldresources.com
For the attention of David Haddon
In the case of the Buyer to:
La Motte Chambers
La Motte Street

St Helier
Jersey
JE1 1BJ
Channel Islands
Fax number:+44 1534 735 444
Email:dhaddon@randgoldresources.com
For the attention of David Haddon
AND
C/O AngloGold Ashanti Holdings PLC
1st Floor, Atlantic House
4-8 Circular Road
Douglas
Isle of Man IM1 1AG
Fax number:+44 (0)1624 613 874
Email:companysecretary@anglogoldashanti.com
For the attention of Emma Calister
In the case of KIBALI, to:
KIBALI Goldmines S.P.R.L.
124, boulevard du 30 juin
Kinshasa/Gombe
DRC
e-mail: lwatum@motogoldmines.com
For the attention of the Managing Director
17.2	A notice or demand served by first class post shall be deemed duly served ten (10) days after posting and a notice or demand sent by facsimile transmission or e-mail shall be deemed to have been served at the time of transmission and in proving service of the same it will be sufficient to prove, in the case of a letter, that such letter was properly stamped or franked first class, addressed and placed in the post and, in the case of a facsimile transmission or e-mail, that such facsimile or e-mail was duly transmitted to a current facsimile number or e-mail address of the addressee referred to above.

18.	GOVERNING LAW AND ARBITRATION

18.1	The validity, interpretation and performance of this agreement are governed by the laws in force in the Democratic Republic of the Congo.

18.2	The Parties agree herein to submit to the International Court of Arbitration of the International Chamber of Commerce any disputes or divergence relating to this agreement or in connection either direct or indirect to the latter, in view of their settlement through arbitration, in accordance with the Rules of the International Chamber of Commerce.

18.3	Any dispute will be settled by an arbitral Tribunal composed of three arbitrators. The arbitrators shall be appointed in accordance with the Rules of the International Chamber of Commerce.

18.4	The seat of the arbitral Tribunal will be Paris, France.

18.5	In settling the issues submitted by the Parties, the arbitral tribunal shall apply the applicable law designated by this agreement and, in case of silence of said law, the international law general principles.

18.6	The language of the arbitration proceedings shall be French. The award shall be drafted in French. The documents and memorials exchanged by the Parties shall be drafted in French. The evidence shall be communicated in their language of origin, with a French translation.

18.7	Following the example of the Government with regard to Article 320 of the Mining Code, OKIMO expressly and irrevocably waives, in case of arbitration, the right to claim for the immunity protection, in particular, the immunity from jurisdiction, the immunity from execution, and the diplomatic immunity.

18.8	This agreement has been executed delivered on the date stated at the beginning of this agreement

19.	LANGUAGE

This agreement has been executed solely in a French version. An English version may be prepared for the convenience of certain parties, but it shall not be valid, the version being the sole version reflecting the agreement occurred between the parties.
IN WITNESS whereof this agreement has been entered into and executed on the date first above written.

APPENDIX 1
Revised Joint Venture Agreement

APPENDIX 2
Waiver of Pre-emption Rights
To:
L’Office des Mines d’Or de Kilo-Moto
15 rue des Sénégalais
Kinshasa, Gombe
République Démocratique du Congo
AND
KIBALI (Jersey) Limited and Randgold Resources Limited
La Motte Chambers
La Motte Street
St Helier
Jersey
JE1 1BJ
Channel Islands
AND
AngloGold Ashanti Limited
76 Jeppe Street
Newtown
Johannesburg, 2001
South Africa
Dear Sirs
Re: Waiver of Pre-Emption Rights
Contract of Association regarding the incorporation of the Joint Company for the development of the Moto Gold Project dated 10 March 2009 (the “JV Contract”)
We hereby renounce the pre-emption provisions arising from clause 19.4 of the JV Contract in connection with the contemplated transfer of 2,000,000 Shares by OKIMO in favour of KIBALI (Jersey) Limited (the Buyer”) as provided for by the Share Purchase Agreement dated ..October 2009 (the “Share Purchase Agreement”).
Furthermore, the signing parties to this letter hereby confirm that the parties unanimously consent to the transfer of said Shares as envisaged by the Share Purchase Agreement and undertake to make all corporate and other decisions that are necessary in order to grant to this sale full power and also agree the Buyer as Shareholder of KIBALI Goldmines SPRL.
Yours faithfully

For and on behalf of

MOTO GOLDMINES
BORDER ENERGY PTY LIMITED
KIBALI GOLDMINES SPRL

APPENDIX 3
1.	Protocol Agreement (3 November 2006)

2.	Consolidated Lease Agreement (3 July 2008)

3.	Amendment to the Lease Agreement (30 September)

4.	Appendix 6 Termination Deed (10 March 2009)

5.	Deeds of Partial Transfer (27 March 2009)

6.	Deeds of Total Transfer (27 March 2009)

7.	ATF Contract (30 December 2003)

8.	Revised ATF Contract (3 July 2008)

9.	Amendment to Revised ATF Contract (30 September 2008)

10.	Completion Agreement (31 January 2008)

11.	Tripartite Agreement (12 June 2009)

12.	OKIMO Financing Agreement (10 March 2009)
Schedule of Debts
Balances as at September 30, 2009:
Surface rentals
Payment of historical outstanding surface rentals by Kibali on behalf of Okimo — USD 2,000,000 (plus interest if applicable)
Payment of 2009 surface rentals by Kibali on behalf of Okimo — USD 1,024,747 (plus interest if applicable)
ATF
ATF advances — USD1,622,908 (Note this figure includes USD 18,967 of capitalized interest)
Pension/employee
Pension/employee commitment USD 200,000 (plus interest if applicable)

APPENDIX 4
KIBALI RESOLUTION
KIBALI RESOLUTION
Resolution of the JV Company
KIBALI GOLDMINES SPRL
SOCIETE PRIVEE A RESPONSABILITE LIMITEE
NRC N°
KINSHASA

MINUTES OF THE EXTRAODINARY GENERAL MEETING

—
The year two thousand and nine, the                     , was held the Extraordinary General Meeting of KIBALI GOLDMINES SPRL.
I. Quorum, Formalities of Convening and Agenda :
The following shareholders were present or duly represented:
[TO BE COMPLETED]
The attendance sheet was signed by the above-mentioned shareholders, who declared that they waive the convening formalities. The General Meeting can, consequently, validly meet and decide on the items constituting the agenda, i.e.:
a.	Approval of shares transfers

b.	Amendment of the by-laws

c.	Appointment of three new members of the Management Board.
II.	Resolutions :
After debates and deliberations, the following resolutions have been unanimously approved.
1.	First resolution :
The General Meeting grants its approval to the transfer by Offices des Mines d’Or de Kilo-Moto of 2,000,000 shares to Kibali (Jersey) Limited.
2.	Second resolution :

Following this shares transfer and in order to comply with the provisions of the “Revised Contract of Association relating to the constitution of the Joint Company for the development of the Moto Gold project which amends and replaces the Contract of Association dated 10 March 2009”, the by-laws are amended as set out in Appendix [___] to these minutes.
3.	Third resolution :
The General Meeting designate [TO BE COMPLETED] as members of the Management Board.
4.	Fourth resolution :
The General Meeting grants all powers to the holder of one or several originals of these minutes in order to accomplish all legal formalities to validate these minutes, to file these minutes with the New Trade Registry and to publish them at the Official Gazette.
The agenda being exhausted, the meeting is ended. Thee minutes were established in five originals.
[Signatories to be completed]

Extraordinary General Meeting of 7 July 2009
Attendance Sheet

Shareholder	Number of shares	Signature

APPENDIX 5
TRANFER of SHARES
Part A — Letter to be signed by the Seller and the Purchaser
POWER OF ATTORNEY OF THE SELLER
The undersigned, Office des Mines d’Or de Kilo-Moto, notifies hereby to KIBALI GOLDMINES SPRL “KIBALI” a company having its registered office in Kinshasa — Democratic Republic of Congo, the sale to :
KIBALI (JERSEY) LIMITED, a company incorporated under the laws of Jersey, of 2,000,000 shares which are entered in its name.
The Undersigned requires KIBALI GOLDMINES SPRL to proceed with the inscription of this sale in the shareholders register and gives, to this effect, all power to Mr [Watum] and to all competent corporate bodies empowered by the by-laws to sign, in its name and its behalf, said sale and represents that, in any event, this letter can be considered as the execution by the undersigned of the register of the shareholders of KIBALI in Kinshasa
On the                      in
Good for power of attorney

Office des Mines d’Or de Kilo-Moto
For agreement and acceptation

KIBALI (JERSEY) LIMITED
New shareholder of Kibali

POWER OF ATTORNEY OF THE PURCHASER
The undersigned, KIBALI (JERSEY) LIMITED, notifies hereby to KIBALI GOLDMINES SPRL “KIBALI” a company having its registered office in Kinshasa — Democratic Republic of Congo, that it is the beneficiary of the following sale:
- the sale by Office des Mines d’Or de Kilo-Moto to KIBALI (JERSEY) LIMITED, of 2,000,000 shares which are entered in its name.
The Undersigned requires KIBALI GOLDMINES SPRL to proceed with the inscription of this sale in the shareholders register and gives, to this effect, all power to Mr Louis Watum and to all competent corporate bodies empowered by the by-laws to sign, in its name and its behalf, said sale and represents that, in any event, this letter can be considered as the execution by the undersigned of the register of the shareholders of KIBALI in Kinshasa
On the                      in
Good for power of attorney

KIBALI (JERSEY) LIMITED

Part-B — Model of Shares Sale Agreement
SALE OF SHARES
1.	We, the undersigned, acting as owner and holder of shares of KIBALI GOLDMINES SPRL (“KIBALI”), a private limited company incorporated under the laws of the Democratic Republic of Congo, assign hereby to Kibali (Jersey ) Limited as assignee 2,000,000 shares of KIBALI we hold and by this agreement irrevocably transfer said shares to the benefit of the sole assignee.

2.	This sale will be effective at the date hereof.
In _______________ on __________________2009
Name: _______________________________
Signature :___________________________
For the Buyer
Name: _______________________________
Signature :___________________________

APPENDIX 6
PART A –ACCORD

PART B – GOVERNMENT PROTOCOL

Signed by	/s/ Willy Bafoa Lifeta & /s/ Yvon Nsuka-Zi-Kabwiku
For and on behalf of
L’OFFICE DES MINES D’OR DE KILO-MOTO

Signed by	/s/ D M Bristow

For and on behalf of
RANDGOLD RESOURCES LIMITED

Signed by	/s/ Paul J.G. Dennison and /s/ Lynda Eatwell

For and on behalf of
ANGLOGOLD ASHANTI LIMITED

Signed by	/s/ D M Bristow

For and on behalf of
MOTO GOLDMINES LIMITED

Signed by	/s/ D M Bristow

For and on behalf of
BORDER ENERGY PTY LIMITED

Signed by	/s/ D M Bristow & /s/ G.R. Lukama Nkurzi

For and on behalf of
KIBALI (JERSEY) LIMITED

Signed by	/s/ D M Bristow

For and on behalf of
KIBALI GOLDMINES SPRL
This agreement is signed in the presence of the Minister of Portfolio and the Minister of Mines.

/s/ Jeannine Mabunda	/s/ Martin Kabwelulu

MINISTER OF PORTFOLIO	MINISTER OF MINES